INTELLI-CHECK-MOBILISA, INC.
191 Otto Street
Port Townsend, WA 98368

                    July 28, 2008

David L. Orlic, Special Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

RE:	Intelli-Check-Mobilisa, Inc. (the “Company”)
Form S-3 (the “Registration Statement”)
Filed July 8, 2008
File Number    333-151302

Dear Mr. Orlic:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. on Wednesday, July 30, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTELLI-CHECK-MOBILISA, INC.

By:	/s/ Nelson Ludlow
Name: Nelson Ludlow
Title: Chief Executive Officer